

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

Via E-mail
Mr. Colin Shannon
President and Chief Executive Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue, Suite 400
Raleigh, North Carolina 27612

> **Re:** **PRA Health Sciences, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 26, 2014**
> **CIK No. 0001613859**
> **Form S-1**
> **Date Filed: September 8, 2014**
> **File No.: 333-198644**

Dear Mr. Shannon:

We have reviewed your registration statement and your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Implications of Being an Emerging Growth Company, page 8

1. We note your response to comment 7 that "the Company advises … that it currently expects not to take advantage of the extended transition period for the implementation of new or revised accounting standards." We also note your disclosure in the section JOBS Act on page 77 that "[a]s an 'emerging growth company' we are electing to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will not comply with new or revised accounting standards until the relevant dates on which adoption of such standards is required for private companies for as long as we maintain our emerging company status and do not revoke this election." Please revise your disclosure to clearly address whether the company is electing to take advantage of the

extended transition period for the implementation of new or revised accounting standards. If you elect not to take advantage of the extended transition period for the implementation of new or revised accounting standards, then indicate that the company's election is irrevocable.

Summary Historical and Pro Forma Financial Data, page 10

2. We note your response to comment 8 of our letter dated August 13, 2014. We continue to be concerned with the adjustments you are making to arrive at Adjusted EBITDA and Adjusted net income. It appears that the types of items you are excluding are integral to your overall business and strategy of expansion, and we note that most have been recurring over several periods. We also are concerned that these non-GAAP measures could misinform potential investors in understanding the Company's performance and the costs incurred to achieve that performance across periods. Furthermore, we are not persuaded that the adjustments facilitate comparison of your operating performance to other companies. If you would like to highlight certain unusual or special charges, we believe you could effectively describe them to potential investors in a thoughtful discussion within MD&A. In connection with this, we believe it would be useful to describe the material components of any unusual or special charges, such as, for example, whether the costs were direct and incremental to your normal operating costs.

Management's Discussion and Analysis, page 54
Business Combinations, page 56
Acquisition by KKR, page 56

3. We note from your disclosure that "purchase price allocation has not been finalized due to the jurisdictional allocation of intangibles and goodwill." However, we also note from page 57 that your goodwill decreased by "$30.3 million as a result of the jurisdictional allocation of acquisition related intangibles, which also required an adjustment to the acquired income tax balances." Please clarify or revise the inconsistent disclosures.

Result of Operations, page 62
Successor 2013 Period and Predecessor 2013 Period Compared to Year Ended December 31, 2012, page 66

4. We note your response to comment 14 of our letter dated August 13, 2014 did not fully address our comment to present results of operations for each income statement period presented for 2013. We note you continue to only discuss operating results by comparing the combined 2013 amounts to fiscal year ended 2012. We re-issue the comment. Please address the following points:

   • Provide discussion and analysis of the historical results for each statement of operations periods presented pursuant to Item 303 of Regulation S-K. In this regard, discuss and analyze the result of operations for each period presented: "year ended

December 31, 2012," "January 1, 2013 – September 22, 2013" and "September 23, 2013 – December 31, 2013." In addition,

- The discussion of your combined 2013 pro forma information can be provided as supplemental information. Please ensure that your combined 2013 pro forma financial information is prepared based on Article 11 of Regulation S-X.

5. We note you revise your discussion in response to comment 15 of our letter dated August 13, 2014 to state "[f]urther, in 2012 there was an increase in [your] liability for uncertain tax positions primarily related to state income taxes and an audit of [your] Canadian subsidiary." Please further revise to discuss how uncertain tax positions related to state income taxes and an audit of your Canadian subsidiary resulted in a negative tax rate for 27.8% in 2012 as presented on page F-41.

Liquidity and Capital Resources, page 68
Discussion of Cash Flows, page 69

6. We note your response to comment 19 of our letter dated August 13, 2014. However you continue to discuss the results based on the comparison of 2013 combined numbers with fiscal year ended 2012. Please revise to ensure all appropriate pro-forma adjustments were made.

Contractual Obligations and Commercial Commitments, page 76

7. We note from page F-101 that you and a customer reached a settlement agreement on May 4, 2014 in an amount of $9 million which is payable in installments through December 31, 2017. Please revise your tabular disclosure to include this amount with an explanatory note.

Critical Accounting Policies and Estimates, page 77
Stock-Based Compensation, page 79

8. We note from your disclose on page 80 that your Board of Directors determined the estimated fair value of your common shares with the assistance and upon the recommendation of management. Please address the following points:

- Disclose the methods management used to determine the fair value of the common shares for each of grant dates and the nature of the material assumptions involved;

- Describe in detail what assumptions have changed from March 4, 2013 to December 20, 2013 that resulted in a significant decrease of your fair value of the common shares from $10.34 per share to $5 per shares, respectively.

Selected Historical Financial Data of RPS, page 84

9. We note you acquired RPS on September 23, 2013 and included RPS's operating results in your consolidated financial statements since the acquisition. We also note you provide RPS historical financial statements for the periods prior to the date of acquisition in the filing. Please tell us the purpose of, and the authoritative guidance, including selected historical financial data of RPS and how these selected historical financial data is beneficial to the investors.

(2) Business Combinations, page F-10

10. We note from your disclosures that you use accelerated method for customer relationships and trade names acquired from PRA, RPS and ClinStar Acquisitions. Please tell us how accelerated method reflects the patterns in which the economic benefits of these intangible assets are consumed or otherwise used up. In addition, disclose the methods used for the intangible assets acquired from CRI Lifetree Acquisition.

Exhibits

11. We note that Exhibits 10.11, 10.12, 10.13, 10.14 and 10.15 are missing exhibits, schedules and/or attachments. With your next amendment, please file each Exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammad at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director